EXHIBIT 99.24
                                                                   -------------


BURNET,                                             Reply to: Jay P. Reid
DUCKWORTH                                           Direct Phone: (403) 260-0340
& PALMER LLP                                        Direct Fax: (403) 260-0330
                                                    jpr@bdplaw.com
LAW FIRM
                                                    Assistant: Desiree Hodacsek
                                                    Direct Phone: (403) 260-0365
                                                    Our File: 55971-45

VIA SEDAR

April 15, 2005

Office of the Registrar of Securities
Northwest Territories

ATTN:    MAXINE MORIN, D/REGISTRAR OF SECURITIES


Dear Sirs/Mesdames:

RE:      ADVANTAGE ENERGY INCOME FUND/SEDAR #755317 AIF (NI 51-102)
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Further to your letter dated April 14, 2004 with respect to the above captioned matter, please be advised that we are withdrawing this submission. We apologize for any inconvenience this may have caused you.


Yours truly,

BURNET, DUCKWORTH & PALMER LLP


/s/ Jay P. Reid
----------------------
Jay P. Reid






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